Exhibit 99.1

COPERNIC SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

Montreal, Québec, October 25, 2010 – Copernic Inc. (“Copernic”) (NASDAQ: CNIC) is pleased to announce that its shareholders have approved the sale of Copernic to N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), pursuant to a plan of arrangement (the “Plan of Arrangement”). On August 25, 2010, Copernic and Harris jointly announced that they had entered into an arrangement agreement with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain non-operating assets of Copernic.

A special meeting of shareholders was held at 10:00 a.m. (EDT) on October 25, 2010 (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement was approved by 98% of the votes cast by shareholders of Copernic represented in person or by proxy at the Special Meeting. Copernic’s board of directors had previously unanimously recommended that holders of Copernic common shares vote in favour of the Plan of Arrangement.

The Arrangement will be completed by way of the Plan of Arrangement under section 182 of the Business Corporations Act (Ontario) and requires the approval of the Ontario Superior Court of Justice (Commercial List). The hearing in respect of the final order (the “Final Order”) to approve the Arrangement is currently anticipated to be held on November 1, 2010 at 10:00 a.m. (Toronto Time). If the Final Order is obtained on November 1, 2010, and all other conditions to the completion of the Arrangement are satisfied or waived, it is anticipated that the Arrangement will be completed on or about November 2, 2010.

For further details regarding the Arrangement, please refer to Copernic’s management information circular dated September 27, 2010 (the “Circular”), a copy of which is available under the corporate profile of Copernic on SEDAR at www.sedar.com.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, Copernic brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. More information can be found at www.copernic.com.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation Software Inc. (“Constellation”) and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris' focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Systems, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.

Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation's common shares are listed on the Toronto Stock Exchange under the symbol "CSU". Further information about Constellation may be obtained from the Company's web site at www.csisoftware.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law..

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland, President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #1013
Telephone Local: (418) 527-0528 #1013
Email: mferland@copernic.com
Website: www.copernic.com

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Harris Computer Systems
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
John Billowits, Chief Financial Officer
Telephone Local: (416) 861-2279
Email: info@csisoftware.com
Website: www.csisoftware.com